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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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In the Matter of Cascade Investment, L.L.C. William H. Gates III	INTERIM REPORT UNDER RULE 24
File No. 70-9865
(Public Utility Holding Company Act of 1935)
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        This Interim Report is filed by Cascade Investment, L.L.C. ("Cascade") and William H. Gates III (together, the "Applicants") pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and the order of the Commission dated July 17, 2001 (Holding Co. Act Release No. 27427), which authorized the Applicants to acquire 5% or more, but less than 10%, of the issued and outstanding common stock of Avista Corporation ("Avista"), Otter Tail Power Corporation ("Otter Tail"), and PNM Resources, Inc. ("PNM") fka Public Service Company of New Mexico. The information set forth below regarding Cascade's ownership of the common stock of Avista, Otter Tail and PNM is for the three months ended December 31, 2001:

        1.    Number of shares of common stock beneficially held and percentage of total outstanding as of October 1, 2001:

Company	Number of Shares	Percentage of Total Outstanding *
Avista	2,887,500	6.07%
Otter Tail	1,399,500	5.68%
PNM	2,544,500	6.50%

        2.    Number of shares of common stock beneficially held and percentage of total outstanding as of December 31, 2001:

Company	Number of Shares	Percentage of Total Outstanding *
Avista	3,187,500	6.70%
Otter Tail	1,399,500	5.68%
PNM	2,669,500	6.82%

        *(Total outstanding is per applicable issuer's Form 10-Q for the quarterly period ended September 30, 2001)

SIGNATURE

        Pursuant to the requirements of the Act, the undersigned have duly caused this Interim Report to be signed on their behalves by the undersigned thereunto duly authorized.

CASCADE INVESTMENT, L.L.C.
By:	/s/ MICHAEL LARSON
Name:	Michael Larson
Title:	Manager
WILLIAM H. GATES III
By:	/s/ MICHAEL LARSON
Name:	William H. Gates III, by Michael Larson as attorney-in-fact*
* Duly authorized under Special Power of Attorney (see Exhibit I to Application/Declaration filed in this proceeding).

Date: February 14, 2002

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SIGNATURE